CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 34 to Registration Statement No. 033-03919 of Variable Account C of Union Security Insurance Company (formerly Fortis Benefits Insurance Company), on Form N-6, of our report dated February 22, 2006, relating to the statements of assets and liabilities of Variable Account C as of December 31, 2005, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period ended December 31, 2005, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the reference to us under the heading "Experts" in such Statement of Additional Information.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
April 3, 2006